UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 4, 2014

Commission File Number: 001-36153

CRITEO S.A.

(Translation of registrant’s name into English)

32, rue Blanche

75009 Paris – France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒   Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated November 4, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRITEO S.A.

Date: November 4, 2014	By:	/s/ Jean-Baptiste Rudelle
	Name:	Jean-Baptiste Rudelle
	Title:	Chief Executive Officer

Exhibit 99.1

CRITEO REPORTS RECORD RESULTS FOR THE THIRD QUARTER 2014

AND INCREASES FULL-YEAR 2014 GUIDANCE

NEW YORK – November 4, 2014 – Criteo S.A. (NASDAQ: CRTO), the performance marketing technology company, today announced its financial results for the third quarter ended September 30, 2014.

•	Revenue in the third quarter 2014 increased 70.9% (or 71.9% at constant currency1) to €194.4 million, compared with €113.8 million in the third quarter 2013.

•	Revenue excluding Traffic Acquisition Costs, or Revenue ex-TAC, in the third quarter 2014 grew 65.8% (or 66.5% at constant currency) to €77.6 million, compared with €46.8 million in the third quarter 2013.

•	Net income in the third quarter 2014 increased by €8.4 million to €11.5 million, compared with €3.0 million in the third quarter 2013.

•	Adjusted EBITDA for the third quarter 2014 was €19.8 million, an increase of 71.4% (or 73.1% at constant currency), compared with €11.6 million in the third quarter 2013.

•	Cash flow from operating activities in the third quarter 2014 increased by €21.7 million to €25.5 million, compared with €3.7 million in the third quarter 2013.

•	Free Cash Flow for the third quarter 2014 was €14.4 million, an increase of €16.3 million compared with a negative €1.9 million free cash flow in the third quarter 2013.

Executive Quote

“We delivered another record quarter exceeding our expectations,” said JB Rudelle, Criteo’s co-founder and CEO. “Performance is the cornerstone of our company and we remain focused on our single goal of generating more sales for our clients.”

Operating Highlights

•	Our newly enhanced Criteo Engine, optimized for maximizing the conversion of our clients’ customers, was rolled out to over 78% of our client base at the end of the third quarter.

•	74% of our client base used our multi-screen solution in the third quarter 2014.

•	Year-over-year growth in the Americas continued to accelerate to 97% at constant currency in the third quarter from 78% in the second quarter, driven by strong performance in the US.

•	Total number of clients grew by 450 in the third quarter to a record 6,581, representing a 42% year-over-year growth.

•	New client additions in the third quarter 2014 included:

•	In the Americas: Carrentals.com, Online Shoes, Shoeme, Thredup and Travelocity

•	In EMEA: Ford, Fotocasa, Openbank and Sephora

•	In Asia-Pacific: Airbnb, Hyundai Hmall, Lazada and MakeMyTrip

[1]	Variations at constant currency exclude the impact of foreign currency fluctuations and are computed by restating 2014 figures with the 2013 average exchange rates.

Revenue ex-TAC

Revenue ex-TAC grew 65.8% in the third quarter 2014, or 66.5% at constant currency, to €77.6 million, compared with €46.8 million in the third quarter 2013. This year-over-year performance was primarily driven by the continued roll-out of our technology and products, the steady growth in our client base across geographies and our continued success in broadening our publisher base.

•	In the Americas, revenue ex-TAC in the third quarter 2014 grew by 94.2% over the comparable quarter in 2013, or 96.6% at constant currency, to €23.1 million. The Americas represented approximately 30% of our global revenue ex-TAC in the third quarter 2014.

•	Revenue ex-TAC in EMEA in the third quarter 2014 increased by 52.5% over the same period last year, or 50.8% at constant currency, to €38.7 million. EMEA represented approximately 50% of our global revenue ex-TAC in the third quarter 2014.

•	Revenue ex-TAC in Asia-Pacific in the third quarter 2014 increased by 65.5% over the comparable quarter in 2013, or 70.4% at constant currency, to €15.8 million. Asia-Pacific accounted for approximately 20% of our global revenue ex-TAC in the third quarter 2014.

Revenue ex-TAC margin as a percentage of revenue in the third quarter 2014 was at 39.9%, consistent with prior quarters.

Adjusted EBITDA and Operating Expenses

Adjusted EBITDA for the third quarter 2014 was €19.8 million, an increase of 71.4%, or 73.1% at constant currency, compared with €11.6 million in the third quarter 2013. This year-over-year increase in Adjusted EBITDA is primarily the result of the strong revenue ex-TAC performance in the quarter. In addition, a slightly slower hiring pace during the summer, combined with the postponed signature of a lease for new facilities to the fourth quarter, contributed to increasing our Adjusted EBITDA this quarter.

Operating expenses in the third quarter of 2014 increased by 62.7% to €59.2 million, compared with the third quarter 2013. Excluding the impact of share-based compensation, pension costs, depreciation and amortization and acquisition-related deferred price consideration, which, taking all exclusions together, we reference as operating expenses on a “Non-IFRS basis,” our operating expenses in the third quarter 2014 were €52.7 million, an increase of 62.0% compared with the third quarter of 2013. This increase in operating expenses over the period was principally related to headcount growth across our three main functions - Research & Development, Sales & Operations and General & Administrative - as we continued to scale the whole Criteo organization. In particular, our headcount in Sales & Operations increased by 67% year-over-year in an effort to capture market opportunity in our geographies, especially in our mid-market organization. We intend to continue to invest significantly in Research & Development and Sales & Operations in the fourth quarter, to support our current and anticipated future growth.

Net Income and Adjusted Net Income

Net income for the third quarter 2014 was €11.5 million, representing a €8.4 million increase compared with €3.0 million in the third quarter 2013. Net income available to shareholders of Criteo S.A. for the third quarter 2014 was €11.4 million, or €0.18 per diluted share, compared with €2.8 million, or €0.05 per diluted share, in the third quarter 2013.

Adjusted Net Income for the third quarter 2014, or our net income adjusted to eliminate the impact of share-based compensation expense, amortization of acquisition-related intangible assets and acquisition-related deferred price consideration and the tax impact of these adjustments, was €16.7 million, representing a €10.6 million increase compared with €6.1 million in the third quarter 2013.

Cash Flow and Cash Position

•	Our cash flow generated by operating activities in the third quarter 2014 increased by €21.7 million to €25.5 million, compared with €3.7 million in the third quarter 2013.

•	Our free cash flow, defined as cash flow from operating activities less acquisition of intangible assets, property, plant and equipment, net of proceeds from disposal, was €14.4 million in the third quarter 2014, an increase of €16.3 million, compared with a negative €1.9 million free cash flow in the third quarter 2013.

•	Total cash, cash equivalents and short-term investments were at €256.7 million as of September 30, 2014. This represented an increase of €22.4 million compared with December 31, 2013, primarily the result of €22.7 million free cash flow generation over the period and proceeds from capital increases of €20.1 million, which were offset by the €18.8 million cash consideration for the acquisitions of Tedemis S.A. and AdQuantic SAS, in February 2014 and April 2014, respectively.

Business Outlook

The following forward-looking statements reflect Criteo’s expectations as of November 4, 2014.

Fourth Quarter 2014 Guidance:

•	Revenue ex-TAC for the fourth quarter ending December 31, 2014 is expected to be between €89 million and €91 million.

•	Adjusted EBITDA for the fourth quarter ending December 31, 2014 is expected to be between €27 million and €29 million.

Fiscal Year 2014 Guidance:

•	The Company is increasing its Revenue ex-TAC outlook for the fiscal year ending December 31, 2014, now expected to be between €296 million and €298 million.

•	The Company is increasing its Adjusted EBITDA outlook for the fiscal year ending December 31, 2014, now expected to be between €74.6 million and €76.6 million.

The above guidance assumes no additional acquisitions are completed during the quarter ending December 31, 2014.

Non-IFRS Financial Measures

This press release and its attachments include the following financial measures defined as non-IFRS financial measures by the U.S. Securities and Exchange Commission (SEC): Revenue ex-TAC, Adjusted EBITDA, Adjusted Net Income, Free Cash Flow, Non-IFRS Operating Expenses and Revenue ex-TAC margin. These measures are not calculated in accordance with IFRS.

Revenue ex-TAC is our revenue excluding traffic acquisition costs (TAC) generated over the applicable measurement period. Revenue ex-TAC is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, we believe that the elimination of TAC from revenue can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Revenue ex-TAC provides useful information to investors and the market generally in understanding and evaluating our operating results in the same manner as our management and board of directors.

Adjusted EBITDA is our income (loss) from operations before interest, taxes, depreciation and amortization, adjusted to eliminate the impact of share-based compensation expense, pension service costs and acquisition-related deferred price consideration. Adjusted EBITDA is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, we believe that the elimination of non-cash compensation expense, pension costs and acquisition-related deferred price consideration in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business.

Adjusted Net Income is our net income adjusted to eliminate the impact of share-based compensation expense, amortization of acquisition-related intangible assets and acquisition-related deferred price consideration, and the tax impact of these adjustments. Adjusted Net Income is not a measure calculated in accordance with IFRS. In particular, we believe that the elimination of share-based compensation expense, amortization of acquisition-related intangible assets and acquisition-related deferred price consideration and the tax impact of these adjustments in calculating Adjusted Net Income can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Adjusted Net Income provides useful information to investors and the market generally in understanding and evaluating our results of operations in the same manner as our management and board of directors.

Please refer to supplemental financial tables provided in the appendix of this press release for a reconciliation of Revenue ex-TAC to revenue, Adjusted EBITDA to net income and Adjusted Net Income to net income, the most comparable IFRS measurements. Our use of non-IFRS financial measures has limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our financial results as reported under the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board.

With respect to our expectations under “Business Outlook” above, reconciliation of Revenue ex-TAC and Adjusted EBITDA guidance to the closest corresponding IFRS measure is not available without unreasonable efforts on a forward-looking basis due to the high variability, complexity and low visibility with respect to the charges excluded from these non-IFRS measures; in particular, the measures and effects of stock-based compensation expense specific to equity compensation awards that are directly impacted by unpredictable fluctuations in our stock price. We expect the variability of the above charges to have a significant, and potentially unpredictable, impact on our future IFRS financial results.

These measures may be different than non-IFRS financial measures used by other companies. The presentation of this financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Explanations of the Company’s non-IFRS financial measures, and reconciliations of these financial measures to the IFRS financial measures the Company considers most comparable, are included in the accompanying tables below.

Forward-Looking Statements Disclosure

This press release contains forward-looking statements, including projected financial results for the quarter and the fiscal year ending December 31, 2014, our expectations regarding our market opportunity and future growth prospects and other statements that are not historical facts, and involve risks and uncertainties that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: recent growth rates not being indicative of future growth, uncertainty regarding legislative, regulatory or self-regulatory developments regarding data privacy matters, uncertainty regarding our ability to access a consistent supply of internet display advertising inventory and expand access to such inventory, the investments in new business opportunities and the timing of these investments, the impact of competition, our ability to manage growth, potential fluctuations in operating results, our ability to grow our base of clients, uncertainty regarding international growth and expansion, and the financial impact of maximizing revenue ex-TAC, as well as risks related to future opportunities and plans, including the uncertainty of expected future financial performance and results and those risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in the Company’s SEC filings and reports, including the Company’s Registration Statement on Form F-1 filed with the SEC on March 20, 2014, as well as future filings and reports by the Company. The Company undertakes no duty or obligation to update any forward-looking statements contained in this release as a result of new information, future events, changes in expectations or otherwise.

Conference Call Information

Criteo will hold a conference call today, November 4, 2014, at 5:00pm ET, 11:00pm CET, to discuss Criteo’s third quarter 2014 operating and financial results, as well as other forward-looking information about Criteo’s business.

Conference call details are:

• US callers:	+1 646 254 3367, Conference ID: 2017352

• International callers:	+33 1 76 77 22 28, Conference ID: 2017352

The conference call will also be webcast simultaneously at http://ir.criteo.com.

About Criteo

Criteo delivers personalized performance marketing at an extensive scale. Measuring return on post-click sales, Criteo makes ROI transparent and easy to measure. Criteo has over 1,000 employees in 21 offices across the Americas, Europe and Asia-Pacific, serving over 6,000 advertisers worldwide with direct relationships with over 8,000 publishers.

For more information, please visit http://www.criteo.com

CRITEO S.A.

Consolidated Statement of Income

(Euros in thousands, except per share data)

(unaudited)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2013	2014	Year-over- year growth	2013	2014	Year-over- year growth
Revenue	113,811	194,449	70.9%	308,071	512,285	66.3%

Cost of revenue
Traffic Acquisition cost (TAC)	-66,996	-116,853	74.4%	-183,918	-304,933	65.8%
Other cost of revenue	-4,742	-9,347	97.1%	-15,622	-25,096	60.6%

Gross Profit	42,073	68,249	62.2%	108,531	182,256	67.9%

Research & development expenses	-9,008	-12,244	35.9%	-22,202	-33,102	49.1%
Sales & operations expenses	-20,427	-34,715	69.9%	-60,510	-93,724	54.9%
General & administrative expenses	-6,919	-12,192	76.2%	-22,114	-35,090	58.7%

Total operating expenses	-36,355	-59,151	62.7%	-104,826	-161,916	54.5%
Income from operations	5,719	9,098	59.1%	3,705	20,340	448.9%
Financial income	-1,054	5,560	-627.8%	-3,599	7,323	-303.5%
Income before taxes	4,665	14,658	214.2%	106	27,663	26094.6%
Provision for income taxes	-1,627	-3,185	95.7%	-1,981	-9,939	401.8%
Net income (loss)	3,038	11,473	277.7%	-1,875	17,724	-1045.2%
- Net income (loss) available to shareholders of Criteo SA	2,818	11,377		-1,981	17,102
- Net income (loss) available to non-controlling interests	220	96		106	622
Net income (loss) allocated to shareholders per share
- Basic	0.06	0.19		-0.04	0.29
- Diluted	0.05	0.18		-0.04	0.27

Basic	47,163,824	58,392,127		47,163,824	58,392,127
Diluted	52,081,380	62,569,592		52,081,380	62,569,592

CRITEO S.A.

Consolidated Statement of Financial Position

(Euros in thousands)

(unaudited)

	September 30, 2013	December 31, 2013	September 30, 2014
Goodwill	5,597	4,191	22,952
Intangible assets	2,151	6,624	10,421
Property, plant and equipment	22,511	24,716	38,954
Non-current financial assets	7,631	7,627	9,033
Deferred tax assets	2,179	4,486	3,937

TOTAL NON-CURRENT ASSETS	40,068	47,643	85,297

Trade receivables	73,241	87,643	131,080
Current tax assets	6,208	8,014	2,930
Other current assets	18,310	13,466	21,617
Cash and cash equivalents	39,839	234,343	256,725

TOTAL CURRENT ASSETS	137,598	343,466	412,352

TOTAL ASSETS	177,667	391,109	497,649

Share capital	1,182	1,421	1,500
Additional paid-in capital	46,989	241,468	261,799
Currency translation reserve	1,110	1,384	3,230
Consolidated reserves	17,341	19,523	30,306
Retained earnings	-1,982	1,065	17,103

Equity - attributable to shareholders of Criteo SA	64,641	264,861	313,937

Non-controlling interests	-44	213	1,045

TOTAL EQUITY	64,597	265,074	314,982

Financial liabilities - non-current portion	7,386	6,208	5,632
Retirement benefit obligation	857	925	1,513
Deferred tax liabilities	11	303	2,341

TOTAL NON-CURRENT LIABILITIES	8,254	7,436	9,486

Financial liabilities - current portion	5,018	5,107	5,877
Bank overdrafts	2	1	6
Provisions	875	830	1,056
Trade payables	67,003	75,889	106,825
Current tax liabilities	1,295	1,549	6,953
Other current liabilities	30,623	35,224	52,463

TOTAL CURRENT LIABILITIES	104,816	118,600	173,181

TOTAL LIABILITIES	113,069	126,036	182,667

TOTAL EQUITY AND LIABILITIES	177,667	391,109	497,649

CRITEO S.A.

Consolidated Statement of Cash Flows

(Euros in thousands)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2014	2013	2014
Net income (loss)	3,038	11,473	-1,875	17,724

Non-cash and non-operating items	6,462	14,507	14,988	37,552

- Amortization and provisions	2,993	6,842	8,433	17,484
- Share-based payment expense	1,829	4,315	4,544	9,938
- Net gain or loss on disposal of non-current assets	6	-42	11	-4
- Interest paid	3	3	7	12
- Non-cash financial income and expenses	4	204	12	183
- Change in deferred taxes	-1,266	-343	-1,266	566
- Income tax for the period	2,893	3,528	3,247	9,373

Changes in working capital related to operating activities	-2,458	374	9,123	-8,739

- (Increase) / decrease in trade receivables	-7,424	-12,434	-15,108	-36,253
- Increase / (decrease) in trade payables	2,261	8,179	21,311	24,518
- (Increase) / decrease in other current assets	-919	550	-10,399	-6,586
- Increase / (decrease) in other current liabilities	3,624	4,079	13,319	9,582

Income taxes paid	-3,311	-873	-9,786	1,543

CASH FROM OPERATING ACTIVITIES	3,731	25,480	12,450	48,079

Acquisition of intangible assets, property, plant and equipment	-5,737	-11,156	-14,816	-25,396
Proceeds from disposal of intangible assets, property, plant and equipment	70	36	70	50

FREE CASH FLOW	-1,936	14,361	-2,296	22,734

Investments	-5,285	0	-5,285	-18,775
Change in other non-current financial assets	-5	-469	-771	-1,207

CASH USED FOR INVESTING ACTIVITIES	-10,957	-11,589	-20,802	-45,328

Issuance of long-term borrowings		54	8,000	3,054
Repayment of borrowings	-1,199	-1,240	-2,258	-3,706
Interests paid	-3	-3	-7	-12
Proceeds from capital increase	297	1,346	450	20,124
Change in other financial liabilities		150		157

CASH FROM (USED FOR) FINANCING ACTIVITIES	-905	307	6,185	19,617

CHANGE IN NET CASH & CASH EQUIVALENTS	-8,131	14,199	-2,167	22,369

Net cash & cash equivalents at beginning of period	47,891	242,895	43,262	234,342
Effect of exchange rates changes on cash and cash equivalents	78	-374	-1,257	8

Net cash & cash equivalents at end of period	39,838	256,719	39,838	256,719

CRITEO S.A.

Reconciliation of Revenue ex-TAC by Region to Revenue by Region

(Euros in thousands)

(unaudited)

		Three Months Ended September 30,					Nine Months Ended September 30,
	Region	2013	2014	Year-over- year growth	Year-over-year growth at constant currency	Region	2013	2014	Year-over- year growth	Year-over-year growth at constant currency
Revenue	Americas	30,473	58,602	92.3%	94.1%	Americas	84,344	143,174	69.8%	77.4%
	EMEA	59,732	93,885	57.2%	55.6%	EMEA	167,509	261,925	56.4%	55.4%
	Asia-Pacific	23,606	41,962	77.8%	84.7%	Asia-Pacific	56,218	107,186	90.7%	106.2%

	Total	113,811	194,449	70.9%	71.9%	Total	308,071	512,285	66.3%	70.7%

Traffic acquisition costs	Americas	-18,577	-35,496	91.1%	92.4%	Americas	-51,754	-86,743	67.6%	75.2%
	EMEA	-34,374	-55,219	60.6%	59.0%	EMEA	-99,181	-152,836	54.1%	53.2%
	Asia-Pacific	-14,045	-26,138	86.1%	94.5%	Asia-Pacific	-32,983	-65,354	98.1%	114.9%

	Total	-66,996	-116,853	74.4%	75.7%	Total	-183,918	-304,933	65.8%	70.5%

Revenue ex-TAC	Americas	11,896	23,106	94.2%	96.6%	Americas	32,590	56,431	73.2%	81.0%
	EMEA	25,358	38,666	52.5%	50.8%	EMEA	68,328	109,089	59.7%	58.6%
	Asia-Pacific	9,561	15,824	65.5%	70.4%	Asia-Pacific	23,235	41,832	80.0%	93.7%

	Total	46,815	77,596	65.8%	66.5%	Total	124,153	207,352	67.0%	71.1%

CRITEO S.A.

Reconciliation of Adjusted EBITDA to Net Income

(Euros in thousands)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2014	2013	2014
Reconciliation of Adjusted EBITDA to Net income
Net income (loss)	3,038	11,473	-1,875	17,724
Adjustments:
Financial (income) expense	1,054	-5,560	3,599	-7,323
Provision for income taxes	1,627	3,185	1,981	9,939

Share-based compensation expense	1,829	4,315	4,544	9,938

Research and development	909	984	1,468	2,076
Sales and operations	683	2,531	1,509	6,452
General and administrative	237	800	1,567	1,409

Service cost-pension	67	95	238	277

Research and development	25	32	92	95
Sales and operations	26	38	84	105
General and administrative	16	25	62	77

Depreciation and amortization expense	2,851	6,217	7,220	16,401

Cost of revenue	2,007	4,245	5,150	11,167
Research and development	168	1,059	397	2,723
Sales and operations	516	701	1,269	1,908
General and administrative	160	213	404	604

Acquisition-related deferred price consideration	1,102	101	1,102	620

Research and development	1,102	101	1,102	620
Sales and operations	—	—	—	—
General and administrative	—	—	—	—
Total net adjustments	8,529	8,351	18,684	29,852

Adjusted EBITDA	11,568	19,828	16,809	47,578

CRITEO S.A.

Detailed Information on Selected Items

(Euros in thousands)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2014	2013	2014
Share-Based Compensation Expense
Research and development	909	984	1,468	2,076
Sales and operations	683	2,531	1,509	6,452
General and administrative	237	800	1,567	1,409

Total Share-Based Compensation Expense	1,829	4,315	4,544	9,938

Pension costs
Research and development	25	32	92	95
Sales and operations	26	38	84	105
General and administrative	16	25	62	77

Total Pension costs	67	95	238	277

Depreciation and Amortization Expense
Cost of revenue	2,007	4,245	5,150	11,167
Research and development	168	1,059	397	2,723
Sales and operations	516	701	1,269	1,908
General and administrative	160	213	404	604

Total Depreciation and Amortization Expense	2,851	6,217	7,220	16,401

Acquisition-related deferred price consideration
Research and development	1,102	101	1,102	620
Sales and operations	—	—	—	—
General and administrative	—	—	—	—

Total Acquisition-related deferred price consideration	1,102	101	1,102	620

CRITEO S.A.

Reconciliation of Adjusted Net Income to Net Income

(Euros in thousands)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2014	2013	2014
Net income (loss)	3,038	11,473	-1,875	17,724
Adjustments:
Share-based compensation expense	1,829	4,315	4,544	9,938
Amortization of acquisition-related intangible assets	174	976	174	2,102
Acquisition-related deferred price consideration	1,102	101	1,102	620
Tax impact of the above adjustments	-37	-132	-37	-348

Total net adjustments	3,068	5,260	5,783	12,311

Adjusted net income (loss)	6,106	16,732	3,908	30,036

CRITEO S.A.

Constant Currency Reconciliation

(Euros in thousands)

(unaudited)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2013	2014	Year- over- year growth	2013	2014	Year- over- year growth
Revenue as reported	113,811	194,449	70.9%	308,071	512,285	66.3%
Conversion impact euro/other currencies	—	1,217		—	13,606

Revenue at constant currency	113,811	195,666	71.9%	308,071	525,891	70.7%

Traffic acquisition costs as reported	66,996	116,853	74.4%	183,918	304,933	65.8%
Conversion impact euro/other currencies	—	888		—	8,581

Traffic acquisition costs at constant currency	66,996	117,741	75.7%	183,918	313,514	70.5%

Revenue ex-TAC as reported	46,815	77,596	65.8%	124,153	207,352	67.0%
Conversion impact euro/other currencies	—	329		—	5,025

Revenue ex-TAC at constant currency	46,815	77,925	66.5%	124,153	212,377	71.1%

Revenue ex-TAC / Revenue as reported	41.1%	39.9%		40.3%	40.5%

Other cost of revenue as reported	4,742	9,347	97.1%	15,622	25,096	60.6%
Conversion impact euro/other currencies	—	65		—	640

Other cost of revenue at constant currency	4,742	9,412	98.5%	15,622	25,736	64.7%

Adjusted EBITDA	11,568	19,828	71.4%	16,809	47,578	183.0%
Conversion impact euro/other currencies	—	191			433

Adjusted EBITDA at constant currency	11,568	20,019	73.1%	16,809	48,011	185.6%

CRITEO S.A.

Information on share count

(unaudited)

	At September 30,
	2013	2014
Shares outstanding as at January 1,	47,123,017	56,856,070
Weighted average number of shares issued during the period	40,807	1,536,057

Basic number of shares - Basic EPS basis	47,163,824	58,392,127

Dilutive effect of share options, warrants, employee warrants - Treasury method	4,917,556	4,177,465

Diluted number of shares - Diluted EPS basis	52,081,380	62,569,592

Shares outstanding as at September 30,	47,268,823	60,019,594

Total dilutive effect of share options, warrants, employee warrants	9,222,612	7,949,211

Fully diluted shares as at September 30,	56,491,435	67,968,805

CRITEO S.A.

Supplemental Financial Information and Operating Metrics

(unaudited)

	Q4 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013	Q1 2014	Q2 2014	Q3 2014	YoY Change	QoQ Change
Clients	3,379	3,811	4,274	4,631	5,072	5,567	6,131	6,581	42.1%	7.3%

Revenue (‘000 euros)	86,571	94,862	99,400	113,811	135,889	152,520	165,317	194,449	70.9%	17.6%
Americas	25,740	25,025	28,846	30,473	38,660	37,630	46,942	58,602	92.3%	24.8%
EMEA	48,791	54,434	53,348	59,732	70,291	83,853	84,187	93,885	57.2%	11.5%
APAC	12,040	15,403	17,206	23,606	26,937	31,037	34,187	41,962	77.8%	22.7%

Revenue ex-TAC (‘000 euros)	35,331	37,306	40,032	46,815	54,855	62,733	67,022	77,596	65.8%	15.8%
Americas	9,938	9,570	11,124	11,896	15,108	14,725	18,600	23,106	94.2%	24.2%
EMEA	20,037	21,163	21,807	25,358	29,057	35,320	35,101	38,666	52.5%	10.2%
APAC	5,355	6,573	7,101	9,561	10,690	12,688	13,321	15,824	65.5%	18.8%

Cash flow from operating activities (‘000 euros)	7,561	4,585	4,134	3,731	12,255	11,437	11,162	25,481	583.0%	128.3%

Capital expenditures (‘000 euros)	7,251	2,489	6,590	5,737	7,187	3,781	10,459	11,156	94.5%	6.7%

Net Cash Position (‘000 euros)	43,262	43,876	47,893	39,839	234,343	241,785	242,895	256,719	544.4%	5.7%

Days Sales Outstanding (days - end of month)	57.4	58.1	56.7	55.6	53.5	53.8	57.1	56.6	1.8%	-0.9%

Contacts

Criteo Investor Relations	Criteo Public Relations

Edouard Lassalle, Head of IR e.lassalle@criteo.com	Emma Ferns, Global PR director e.ferns@criteo.com

Denise Garcia, ICR, Inc. denise.garcia@icrinc.com